ClickStream Corporation

1801 Century Park East, Suite 1201

Los Angeles, CA 90067

April 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mathew Derby, Esq.

Re:	ClickStream Corporation
Offering Statement on Form 1-A
Filed March 30, 2020
File No. 024-11183

Ladies and Gentlemen:

By letter dated April 23, 2020, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided ClickStream Corporation (the “Company”) with comments on the Company’s Offering Statement on Form 1-A, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

The Company has revised the Offering Statement in response to the Staff’s comments in its letter and pursuant to a subsequent telephone call with our counsel, and is concurrently filing Amendment No 1.

Form 1-A Filed March 30, 2020

“You will suffer immediate and substantial dilution”, page 10

1.	Please revise to discuss the dilutive effect of the conversion of the Series A preferred stock, which is convertible into 100 shares of common stock.

COMPANY’S RESPONSE

The Company has made the additional disclosure as requested by the Staff.. We have also added to the Risk Factor on the market for our stock the fact that the Company has at times been delinquent in its filings.

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mathew Derby, Esq.

How We Plan To Use Proceeds from the Sale of Our Shares, page 13

2.	You disclose that you intend to use the net proceeds from the offering for repayment of notes and payment of outstanding liabilities. Please disclose the material terms of the notes and liabilities that you intend to repay. If the debt was incurred within the last year, please disclose how the funds were used. See Instruction 6 to Item 6 of 1-A.

COMPANY’S RESPONSE

The Company has added two tables and made the additional disclosures as to use of funds as requested by the Staff.

Employees, page 15

3.	We note your disclosure that Michael Handelman has been appointed your Chief Financial Officer on an “independent contractor basis” and Frank Magliochetti has been appointed your Chief Executive Officer on an “independent contractor basis.” Please clarify why you consider Messrs. Handelman and Magliochetti to be independent contractors rather than employees. Disclose the number of hours per week your executive officers will devote to the company’s business.

COMPANY’S RESPONSE

The Company has provided disclosures as to the basis of the independent contractor status and made additional disclosures as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 15

4.	We note that you entered into Settlement Agreements on December 24, 2019 with nine separate creditors. Please disclose the material terms of those Settlement Agreements. Tell us whether you intend to file the agreements as exhibits.

COMPANY’S RESPONSE

The Company has made the additional disclosures as requested by the Staff. The Agreements which the Company deems material have been filed as additional exhibits.

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mathew Derby, Esq.

5.	Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Describe the company’s plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone. Please explain how Clickstream intends to meet each of the milestones if it cannot receive funding.

COMPANY’S RESPONSE

The Company has made the additional disclosures as requested by the Staff.

Our Management, page 17

6.	Please revise to ensure that you have disclosed the principal occupations and employment over the last five years of each of your directors and executive officers. Include the name and the principal business of any corporation or other organization at which each person worked.

COMPANY’S RESPONSE

The Company has made the additional disclosures as requested by the Staff.

Related Party Transactions, page 19

7.	We note that you have related party accounts payable totaling $1,109,303. Please tell us the nature of the relationship(s) involved and the material terms of the agreements. To the extent such accounts payable represent loans and the proceeds were used to pay for operating activities, please revise applicable portions of your Liquidity and Capital Resources section.

COMPANY’S RESPONSE

The Company has made the additional disclosures as requested by the Staff. As stated in the additional disclosure, none of the amounts owed represent loans.

Index to Financial Statements, page 21

8.	Revise to provide the statement of changes in stockholders’ equity for each of the two fiscal years (i.e. September 30, 2019 and 2018) preceding the date of the most recent balance sheet. Refer to Form 1-A Part F/S (b)(4).

COMPANY’S RESPONSE

The Company has added the statement of changes in stockholders equity.

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mathew Derby, Esq.

General

9.	You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status.

COMPANY’S RESPONSE

The Company does not believe it is a shell. As disclosed in the Form1-A,, the Company has developed and is currently executing its detailed business plan and has an experienced management team and a board of directors with extensive business experience.. The Company believes it is a development stage business and not a shell. The Financial Accounting Standards Board (“FASB”) has defined a development stage business as an “entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exist: (a) planned principal operations have not commenced; or (b) planned principal operations have commenced , but there has been no significant revenue therefrom.” In the Commission’s Release No. 33-8869 dealing with the definition of a shell company, the Commission pointed out that several commentators were concerned that the definition of shell company would capture virtually every company during its start-up phase and that the definition was therefore too broad. The Commission specifically addressed this situation in footnote 172 to the Release by saying in applicable part: “Contrary to commentators’ concerns, Rule 144(10(1) is not intended to capture a ’startup company’ with a limited operating history…”

As discussed in the Offering Circular, the Company is currently engaged in the production of a series of online games created by the Company in conjunction with Infinixsoft Global LLC, an international company which has developed and produced multiple mobile apps for companies in various businesses. There are currently a number of programmers and web designers working on the project pursuant to the Company’s contract with Infinixsoft. The intellectual property being produced will be wholly owned by the Company, as well as the content of the games to be broadcast on the internet. During the recent past, the Company has developed various technology platforms designed for use on both desktop computers and mobile phones. The Company currently has a substantial number of proprietary algorithms and variables of which it developed and owns for use in online predictive analytics for sports gaming, an area that the Company expects to pursue. This intellectual property will require updating. The Company has recently entered into contracts with two major sports broadcasters to host the first two programs which are scheduled for release in the fall of 2020. These programs will be hosted by Brian Baldinger, who is currently in his 15th year as a sports analyst, and a host of various sports programs on the NFL Networks, and Howie Schwab who broadcasted on a sports trivia series on ESPN and was the coordinating producer for the network’s website, ESPN.com.

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mathew Derby, Esq.

The Company hereby confirms that the offering will take place in one or more states pursuant to an exemption from registration under, but otherwise in compliance with, any applicable state securities laws.

The State of Wyoming exempts transactions of securities to institutional investors from registration pursuant to Section 17-4-202(a)(xiii)(A) of the Wyoming Uniform Securities Act. The Company is relying on this exemption in conducting the offering in Wyoming. The Company understands that such exemption is self-executing and no filings nor fees are required in Wyoming to conduct the offering in their jurisdiction.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

ClickStream Corporation

/s/ Michael Handelman
By Michael Handelman,
Chief Financial Officer
cc:	David L. Ficksman